Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read the statements that we understand the Stephan Company will include under item 4.01 of the Form 8-K/A report it will file regarding the recent change for auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.01.

/s/ Goldstein Lewin & Co.

Boca Raton, Florida
May 12, 2009